 Exhibit 21.1

Significant Subsidiaries of the Registrant

The following are significant subsidiaries of Epoch Holding Corporation as of June 30, 2008 and the states or jurisdictions in which they are organized.

	Company	% Owned	State of Incorporation

1)	Epoch Investment Partners, Inc.	100.0%	Delaware	Active

2)	J Net Holdings, LLC	100.0%	Nevada	Inactive

3)	IW Holdings, Inc.	100.0%	Delaware	Inactive

4)	J Net Ventures I, LLC	100.0%	Delaware	Inactive